MAGNET ANALYTICS

Tech-driven micro stores with vital products reaching customers no retailer can



magnetkiosks.com   Lexington MA

`Technology` `Software` `Retail` `Analytics` `B2C`

OVERVIEW   DETAILS   UPDATES `15`   WHAT PEOPLE SAY `68`   ASK A QUESTION `22`

Highlights

1 20 pilots including brand/location partners Disney & McDonalds proved people love our micro stores.

2 CEO/Founder sold a company to market leader ZoomSystems, operator of BestBuy Express. (Team: MIT Sloan, Harvard Business, & Dartmouth).

3 Proven Scalable Model: Boston pilots pay for themselves every 6 months.

4 Exit Strategy: Within 2 years the company hopes (but not guarantees) to be acquired by a company like Amazon, Google, Apple, or BestBuy.

5 Strong IP including patent for compact dispensing and container swap replenishment system.

6 (We made the world's smallest and most-efficient product-dispensing kiosk)!

7 Raising an investment round to scale to 350 locations in the top 20 cities in the U.S. (Based on successful pilot results).

Our Team



Eduardo Alvarez   CEO

Founded VIGIX Inc. that created breakthrough retail technology and was acquired by ZoomSystems the world leader in the industry, operator of BestBuy Express. MIT Sloan graduate, author of 3 US patents, and coauthor of an MIT bestselling book.

Traditional retailers can't serve certain needs in crowded places, like buying a phone charger as you rush to board a train. A full-blown store is impossible in these places. With network technology, intelligent design and a patented architecture, we condensed a fully functional store in a tiny space, offering vital products needed in such places.



Zoe Pedulla Co-Founder and VP of Business Development

Managed teams at Stanford University and Google



David Perko Co-Founder / Analytics

Technology executive with a track record for delivering measurable benefits. Directed teams across various industries at companies including Avery Dennison, Raytheon, and Teradyne.

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The Story of MagNet

Traditional retailers can't serve vital growing needs in crowded places.



When was the last time your phone was dying and you had no way to charge it as you rushed to board? It's impossible to have a full-blown store in some places, yet needs like this are growing 6 times faster than the rest of retail. Just the power bank market is growing at staggering 18.7%/yr (Grand View Research).

With the current demise of traditional retail, customers prefer contactless transactions that are quick and simple yet fulfilling and delightful.

Existing solutions are too big.

Large automated stores designed in the past are not suitable for crowded places and are destined to be away from the real point of need.





With over 20 pilots from Disney, MacDonald's, and a Warren Buffet Jewelry Company, we proved people want MagNet micro stores.



     

To find the most promising value proposition, we deployed our pilots in different types of locations using a previous generation kiosk. We tested airports, bus, subway and train stations, convention centers, amusement parks, travel plazas, and shopping malls. We learned what works and does not work and we also established valuable partnerships with brands and property managers including Disney, MacDonald's, and a Warren Buffet jewelry company.

MagNet next gen micro store is the world's smallest* and most-efficient product-dispensing kiosk reaching customers where no one else can. (*Based on capabilities)









Based on the pilots we developed our next gen micro store with a beautiful non-invasive design, a tiny footprint, and a container swap replenishment system that takes only seconds. Our patented technology makes operation 85% more cost-efficient (based on time to replenish in the field).





We created a delightful customer experience



MagNet micro store UI is large, responsive, visually clean and simple. It provides precise information that includes text, reviews, pictures, and videos that empower customers to make a quick decision with confidence and delight. Surveys show that 99.9% of our customers walk away extremely happy with their experience.

Proven Team

Founders created and sold a company to the market leader ZoomSystems, operator of BestBuy Express. With solid industry experience we executed pilots and developed state-of-the-art technology. Our team also has a strong education background from MIT Sloan, Harvard, Brown, and Trinity.

Eduardo Alvarez/ CEO   Zoe Pedulla/ Bus. Dev.   David Perko/ Analytics

Chris Charron/ Strategy   Andrew Gauvin / Software   Piotr Diduch / Engineering

Smart Back-End Control System



We also developed a robust back-end system that monitors and controls the network on real time and triggers efficient container swaps to replenish the micro stores based on predictive analytics.

Micro Store P&L/Month

Product Sales	$	3,500	**Based on Pilots**	
Marketing Revenue	$	300	**After Clear Channel 40% fee**	
COGS	$	1,575	**45% Cost**	
Retail space rent	$	450		
Capital amortization	$	195	**4 years**	**10% interest**
Replenishment:	$	80	**$ 40 per visit**	**2 visits**
Repairs	$	30		
Internet	$	40		
Credit card fee	$	105	**3% of sales**	
Direct profit	**$**	**1,325**		

Our final pilot with the next gen micro store achieved all we were expecting, most notably customer delight and high profitability (Micro stores pay for themselves every 6 months).

2 Year Milestones (Unit Deployment Schedule)

	New York	Los Angeles	Chicago	Houston	Las Vegas	Orlando	Philadelphia	Phoenix	San Antonio	San Diego	Dallas	San Jose	San Francisco	Denver	Seattle	Washinton DC	Boston (Base)	Baltimore	Altlanta	Miami	Quarter Total Deployments
City's Potential Locations:	100	48	33	27	20	20	19	19	18	17	16	12	10	10	10	10	10	10	10	10	
Milestones	Kiosk Deployments per City																				
2020																					
Q1																					0
Complete 2.2MM Investment Round																					
Start Kiosk Production																					
Finish Team Recruitment																					
Establish New Central Office and Warehouse																					
Note: Each quarter's location contracting and recruitment of regional operators is based on the following quarter's kiosk deployment plans.																					
Q2	40																10				50
Q3	60																				60
Q4		48	12																		60
2021																					
Q1			21	27	12																60
Q2					8	20	19	13													60
Q3								6	18	17	16	3									60
Q4												7	10	10	10	10		10	3		60
																				Total Deployments:	410

Start point is at investment round completion and may vary. SEC Disclaimer: Includes forward-looking projections that cannot be guaranteed.



Today we are ready to scale, we have a proven team, value proposition, business model, patented technology, and the necessary partnerships in place. Long term we plan to deploy 10,000 micro stores with additional product categories and territories.

Help us create the future of retail. Join the revolution!